Exhibit 99(a)(1)(v)

This announcement (the “Summary Advertisement”) is not an offer to purchase or a solicitation of an offer to sell Cole Credit Property Trust, Inc. common stock. The Offer (as defined below) is made solely by an Offer to Purchase dated March 31, 2014, and the related Letter of Transmittal (as defined below), and, other than as described in the following sentence, is being made to all holders of shares of CCPT (as defined below) common stock. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making, or the acceptance, of the Offer would not be in compliance with the applicable securities, “blue sky” or other laws. In any jurisdiction where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Desert Acquisition, Inc. by one or more registered brokers or dealers designated by it which are licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

Cole Credit Property Trust, Inc.
for
$7.25 Net Per Share

by

Desert Acquisition, Inc.,
a wholly-owned subsidiary of

American Realty Capital Properties, Inc.

Desert Acquisition, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of American Realty Capital Properties, Inc., a Maryland corporation (“ARCP”), is offering (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Cole Credit Property Trust, Inc., a Maryland corporation (“CCPT”), for a purchase price per share of $7.25 (the “Offer Price”), in cash net to the seller, without any interest, and subject to any required withholding taxes. The terms of the Offer, and the conditions to which it is subject, are set forth in an Offer to Purchase dated March 31, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Offer).

Tendering stockholders who have shares registered in their names and who tender them directly to DST Systems, Inc. (in such capacity, the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the sale of shares of CCPT common stock to Merger Sub in response to the Offer. Stockholders who hold their shares through brokers, banks or other nominees should consult with those institutions as to whether they will impose charges in connection with tenders of shares in response to the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME (THE “EXPIRATION TIME”), ON FRIDAY, APRIL 25, 2014 (which is the end of the day on April 25, 2014), UNLESS THE OFFER IS EXTENDED (THE DATE ON WHICH THE OFFER, AS IT MAY BE EXTENDED, EXPIRES BEING THE “EXPIRATION DATE”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 17, 2014, by and among ARCP, Merger Sub and CCPT (as it may be amended, supplemented or modified from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, and, if required, the exercise by Merger Sub of the Top-Up Option, as described below, CCPT will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving corporation and continuing to be after the Merger a wholly-owned subsidiary of ARCP. Each share of CCPT common stock that is outstanding immediately before the effective time of the Merger (other than shares owned by ARCP, ARCP’s subsidiaries and CCPT’s wholly-owned subsidiaries) will, by virtue of the Merger, be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Merger Agreement, which are described in the Offer to Purchase.

There is no financing condition to the Offer. The principal condition to the Offer is that the number of shares validly tendered and not validly withdrawn, together with the shares of CCPT common stock already beneficially owned by ARCP and Merger Sub (if any), represents at least a majority of the shares of CCPT common stock outstanding as of immediately prior to the Expiration Time (the “Minimum Tender Condition”). The Minimum Tender Condition cannot be waived, and therefore, unless it is satisfied, Merger Sub will not purchase any shares that are validly tendered in response to the Offer.

There are also a number of other conditions to Merger Sub’s obligation to purchase shares that are validly tendered in response to the Offer, but Merger Sub has the right to waive any of those conditions. They include that:

•	CCPT shall have obtained the consent of the counterparties under 35 mortgage loans with respect to the consummation of the Offer and the Merger;

•	no event, change or occurrence shall have occurred since the date of the Merger Agreement that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business or operations of CCPT;

•	no governmental action making the Offer or the Merger illegal or otherwise prohibiting the Offer or the Merger or seeking to restrain the ownership or operation of ARCP’s or CCPT’s business or assets shall have occurred;

•	the representations and warranties of CCPT being true and correct as of the Expiration Time, subject, in most cases, to a material adverse effect standard;

•	CCPT shall have performed or complied with its covenants and obligations under the Merger Agreement in all material respects;

•	a legal opinion from CCPT’s counsel as to CCPT’s status as a real estate investment trust for federal income tax purposes (the “Offer REIT Opinion”) shall have been delivered to ARCP, which condition, in addition to the Minimum Tender Condition and as noted above, cannot be waived;

•	the exemption by CCPT’s board of directors of the ownership of CCPT common stock by ARCP, Merger Sub and their respective subsidiaries as a result of the Offer and the Merger from the common stock ownership limit set forth in the CCPT charter, shall not have been revoked since the date of the Merger Agreement; and

•	the Merger Agreement shall not have been terminated in accordance with its terms.

CCPT’s board of directors unanimously (i) authorized the execution and delivery of the Merger Agreement and declared advisable the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, (ii) directed that if approval of the Merger by the CCPT stockholders is required by applicable law, the Merger and the other transactions contemplated by the Merger Agreement be submitted for consideration at a meeting of the CCPT stockholders and (iii) resolved to recommend that the CCPT stockholders accept the Offer, tender their shares of CCPT common stock pursuant to the Offer and, if required by applicable law, vote in favor of the approval of the Merger and the other transactions contemplated by the Merger Agreement.

If Merger Sub purchases all CCPT common stock validly tendered in the Offer and not validly withdrawn prior to any then scheduled Expiration Time (including shares validly tendered during one or more subsequent offering periods, if any), but after such purchase ARCP and its subsidiaries do not own at least one share more than 90% of the shares of CCPT common stock outstanding as of the then scheduled Expiration Time, Merger Sub has the option to purchase from CCPT the lowest number of additional shares that when added to the number of shares acquired in the Offer will increase the number of shares of CCPT common stock owned by ARCP and its subsidiaries to one share more than 90% of CCPT shares outstanding as of immediately after such purchase pursuant to the option (the “Top-Up Option”). The purpose of the Top-Up Option is to enable Merger Sub to effect the Merger without a stockholder vote as permitted by Section 3-106 of the Maryland General Corporation Law.

There are not any rights of an objecting stockholder or similar statutory right available to CCPT stockholders in connection with the Merger or the other transactions contemplated by the Merger Agreement.

Under some circumstances, Merger Sub is required or permitted to extend the Offer. They include (i) if there are conditions to the Offer that are not satisfied or waived (to the extent waivable) by the scheduled Expiration Time and ARCP reasonably determines that such conditions are capable of being satisfied or waived prior to September 17, 2014 (the “Outside Date”), then Merger Sub must extend the Offer for one or more consecutive increments of up to 15 business days (or such longer period as ARCP and CCPT may agree) each, in order to permit those conditions to be satisfied and (ii) if Merger Sub is required to extend the Offer for the minimum period required by applicable law or any interpretation or position of the SEC applicable to the Offer. In no event will Merger Sub be required (but is permitted) to extend the Offer beyond the Outside Date. See the section of the Offer to Purchase entitled “The Offer—Expiration and Extension of the Offer” for more detailed information about the circumstances under which Merger Sub is required or permitted to extend the Offer.

If Merger Sub accepts and pays for the shares that are validly tendered and not validly withdrawn by the Expiration Time, it will have the right, but not the obligation, to provide one or more subsequent offering periods during which holders can tender CCPT common stock and Merger Sub will accept and pay for additional shares that are validly tendered as they are received.

If Merger Sub extends the Offer, it will announce the extension not later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Date. If Merger Sub provides a subsequent offering period, it will announce that not later than 9:00 a.m., New York City time, on the business day after the Expiration Date.

On the terms, but subject to the conditions, of the Offer and applicable law, Merger Sub will (i) accept for payment, and by doing so agree to purchase, the shares that are validly tendered before the Offer expires and not validly withdrawn in the manner described in the Offer to Purchase and (ii) promptly pay the Offer Price for the shares it accepts. Merger Sub reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, shares that are validly tendered, subject to the requirements of Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if any of the conditions to the Offer has not been satisfied or waived (to the extent waivable), or in order to comply with any applicable law.

For purposes of the Offer, validly tendered shares (or defectively tendered shares that Merger Sub decides to accept notwithstanding the defect) will be deemed to have been accepted for payment if and when Merger Sub gives oral notice (confirmed in writing), or written notice, of the acceptance to the Depositary. Merger Sub will pay for shares it accepts by depositing the aggregate Offer Price in immediately available funds with the Depositary. The Depositary will act as agent for tendering holders for the purpose of receiving payments from Merger Sub and transmitting payments to the tendering stockholders. Under no circumstances will any interest be payable because of any delay in the transmission of funds to the holders of purchased shares or otherwise.

In all cases, payment of the Offer Price with respect to shares will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, and any other documents required by the Letter of Transmittal.

Shares that are validly tendered in response to the Offer may be validly withdrawn at any time at or prior to the Expiration Time (i.e., 12:00 midnight (which is the end of the day), New York City time, on the Expiration Date of the Offer), and, unless previously accepted for payment by Merger Sub pursuant to the Offer, may also be withdrawn at any time after May 29, 2014 which is the 60th day after the commencement date of the Offer. No withdrawal rights will apply to shares tendered during a subsequent offering period and no withdrawal rights apply during a subsequent offering period with respect to shares tendered in the Offer and accepted for payment.

To withdraw shares, a written notice of withdrawal must be received by the Depositary at or before the Expiration Time. A notice of withdrawal must (i) specify the name of the person who validly tendered the shares that are to be validly withdrawn, (ii) set forth the number of shares that are to be validly withdrawn and (iii) be signed by the holder of the shares in the same manner as the original signature on the Letter of Transmittal by which the shares were validly tendered (including any required signature guarantees). If the shares to be validly withdrawn have been identified to the Depositary, a properly completed notice of withdrawal will be effective as soon as the Depositary receives it, even if physical release is not yet effected.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by ARCP, in ARCP’s sole discretion (which determination will be final and binding). None of ARCP, Merger Sub, the Depositary, Cole Capital Corporation (the “Information Agent”) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or will incur any liability for failure to give any such notification.

CCPT has provided to Merger Sub its list of stockholders for the purpose of disseminating the Offer to holders of shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of shares whose names appear on CCPT’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list for subsequent transmittal to beneficial owners of shares.

The receipt of cash by a U.S. holder (as defined in the Offer to Purchase in the section entitled “The Offer—Certain Material U.S. Federal Income Tax Consequences”) in payment for shares as a result of the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or other tax laws. See the section entitled “The Offer—Certain Material U.S. Federal Income Tax Consequences” in the Offer to Purchase for a more detailed discussion of the U.S. federal income tax considerations relevant to the Offer and the Merger. CCPT stockholders are urged to consult their own tax advisors as to the particular tax consequences to them of the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the Rules under the Exchange Act is contained in the Offer to Purchase and is incorporated into this Summary Advertisement by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal also may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer. Requested copies will be furnished promptly at Merger Sub’s expense. Merger Sub will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of shares in response to the Offer, but it will reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses they incur in forwarding material relating to the Offer to their customers.

The Information Agent for the Offer is:

Cole Capital Corporation

2325 E. Camelback Road, Suite 1100
Phoenix, Arizona 85016
Stockholders, Banks and Brokers may call toll free: (866) 907-2653

March 31, 2014